June 14, 2016

VIA EDGAR

Megan Miller and Lauren Hamilton

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Dear Mses. Miller and Hamilton:

On behalf of the Registrants listed on Schedule I hereto (each a “Registrant”), we are filing this letter to respond to comments relating to various filings made by the Registrants (in some cases with respect to series thereof (each such series, a “Fund”) that were received orally from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 2, 2016. This letter supplements and replaces our letter dated June 1, 2016. For convenience of reference, summaries of the comments of the Staff have been included herein.

1. Comment: Western Asset Institutional AMT Free Money Market Fund is marked “active” in the EDGAR database although it was previously reorganized. Please update the EDGAR database to reflect the Fund’s current status.

Response: Western Asset Institutional AMT Free Money Market Fund merged into Western Asset Institutional Tax Free Reserves on June 15, 2015. Its status has been changed from “active” to “merged” in the EDGAR database.

2. Comment: Western Asset Variable Strategic Bond Portfolio is marked “active” in the EDGAR database although it was previously liquidated. Please update the EDGAR database to reflect the Fund’s current status.

Response: Western Asset Variable Strategic Bond Portfolio was liquidated on April 30, 2014. Its status has been changed from “active” to “inactive” in the EDGAR database.

3. Comment: WA Premium Tax Free Reserves, WA Enhanced Equity Fund, WA Asian Opportunities Fund and WA Global Multi Sector Fund have not recently done filings on Form N-CSR. Please explain.

Response: Western Asset Premium Tax Free Reserves was liquidated on May 12, 2016 and its status has been changed from “active” to “inactive” in the EDGAR database. Western Asset Asian Opportunities Fund was liquidated on April 30, 2015 and its status has been changed from “active” to “inactive” in the EDGAR database. Western Asset Global Multi Sector Fund was liquidated on November 14, 2014 Western Asset Enhanced Equity Fund never became operational and its status has been changed from “active” to “inactive” in the EDGAR database.

4. Comment: Western Asset Inflation Management Fund Inc. and Western Asset High Income Fund Inc. are marked as “active” in the EDGAR database but have previously filed final Form N-CSRs. Please explain.

Response: Western Asset Inflation Management Fund Inc. was liquidated on May 30, 2014. Its status has been changed from “active” to “inactive” in the EDGAR database. Western Asset High Income Fund Inc. merged into Western Asset High Income Opportunity Fund Inc. on June 21, 2013. Its status has been changed from “active” to “merged” in the EDGAR database.

5. Comment: For Western Asset Corporate Bond Fund, 35.4% of the Fund’s net assets are invested in the financial sector based upon information provided in the Fund’s annual report for the period ending December 31, 2015. Please address whether such concentration in financials should be added to the principal investment strategies and principal risks sections of the prospectus as required by Item 9 of Form N-1A).

Response: In response to the Staff’s comment, we wish to clarify that the Fund does not concentrate in any industry and does not have an investment policy to do so. However, as the Staff has observed, the Fund currently maintains a significant focus on industries that are included within what is broadly defined as the financial sector. The Fund does not have a principal investment strategy to invest in any particular market sector, but may focus on one or more sectors if its portfolio management team identifies what it believes to be attractive investment opportunities. The Fund reserves the right to reallocate among market sectors from time to time. We intend to revise the Fund’s prospectus to add additional disclosure regarding potential market sector risk that could arise from this approach.

6. Comment: For Western Asset Inflation Indexed Plus Bond Fund, the Fund’s prospectus notes in the principal investment strategies section that “the fund intends to sell protection in connection with credit default swaps relating to corporate debt securities” and that it “is currently expected that the notional amount of the credit default swaps will not exceed 40% of the Fund’s net assets, although such exposure may exceed 40% from time to time.” Should this statement remain in the Fund’s principal investment strategies in light of the Fund’s recent investment history with regard to CDS?

Response: In response to the Staff’s comment, we believe that it is appropriate that the Fund’s principal investment strategies continue to describe selling protection in connection with credit default swaps. While the Fund has not seen a need, under recent market conditions, to engage in this practice in order to attempt to achieve the Fund’s investment objective, in a different market environment the Fund might sell protection to a considerable extent. In acknowledgement of the Staff’s comment, however, we intend to amend the Fund’s prospectus in an effort to clarify that the Fund “may” (rather than “intends to”) engage in this practice from time to time.

7. Comment: Item 85(b) under Form N-SAR has been answered ‘yes” for a number of Funds. Please explain the nature of the claims.

Response: A notice of a claim was filed under the joint D&O/E&O insurance policy written by ICI Mutual Insurance Company for the US Mutual Funds in the Legg Mason fund complex (including their affiliated service providers) during the policy period ending June 30, 2016. This notice arises out of the General Motors bankruptcy and the ownership, by various Funds, of a General Motors term loan secured facility that was paid off in full in connection with the bankruptcy.

The Funds are among dozens of entities that held the term loan and have been sued by what is in essence a committee of unsecured creditors of General Motors, which contends that the term loan lenders, including the Funds, should have been treated as unsecured creditors in the bankruptcy. As a result, the claim alleges that the lenders, including the Funds, should return all amounts distributed to them in excess of what they would have received as unsecured creditors. The Funds have taken action to protect their interests in the litigation.

Item 85(b) of Form N-SAR asks whether any claims have been filed under an errors and omissions policy under which a registrant’s officers and directors are covered. The notice of claim described above was filed under such a policy. To be clear, however, the claim was not made against any officer or director of a Fund.

8. Comment: Form N-2, Item 24, instruction 4(f) requires a statement in each closed-end Fund’s annual report that “the SAI includes additional information about directors of the Registrant and is available, without charge, upon request, and a toll-free (or collect) telephone number for shareholders to call to request the SAI”. Please make sure that such reference is included going forward.

Response: In response to the Staff’s comment, the Funds respectfully submit that industry practice among registered closed-end investment companies is generally not to direct fund stockholders to information contained in SAIs as such information is often outdated and potentially misleading. This is due to the fact that most closed-end funds do not continuously offer shares and, consistent with Rule 8b-16(b) under the Investment Company Act of 1940, as amended, are not required to update their registration statements. The Funds respectfully note that the most recent SAI available for each Fund, and the information contained therein, is over 10 years old.

However, updated information about Fund directors is available to investors in each Fund’s annual shareholder report and proxy statement. Accordingly, the Funds respectfully submit that it is not appropriate to refer shareholders to information in the Funds’ SAIs. In addition, the Funds have begun to add the following disclosure to each of their respective annual stockholder reports: “The Fund’s annual proxy statement includes additional information about Directors and is available, without charge, upon request by calling the Fund at 1-888-777-0102.”

9. Comment: The signature page to Form N-CSR for Western Asset Managed High Income Fund Inc. (MHY) was executed on April 15 by the Chief Financial Officer of the Fund, but the audit opinion was dated April 16. Why was the CFO comfortable executing the filing prior to the issuance of the audit opinion? Please explain.

Response: As a matter of practice, the Chief Financial Officers of the Funds do not execute and deliver signatures to Form N-CSR filings prior to receiving signed audit opinions. After reviewing this filing you have identified, we have determined that the April 15 date was a typographical error. The Form N-CSR in question had initially been scheduled to file on April 15, but the filing date was changed to April 17 because the audit opinion had not yet been received. The signature page on the filing should have been updated accordingly. In response to the Staff’s comment, we are reviewing the control process relating to the dating of these filings.

10. Comment: The 24f-2 filings for multiple Funds (one example being Legg Mason Partners Institutional Trust, 811-06740) were signed by Elizabeth Rivera. The filings are required to be signed by an authorized officer of the issuer. Please confirm that Ms. Rivera is an authorized officer who is permitted to sign.

Response: In response to the Staff’s comment, we note that Ms. Rivera is an Assistant Treasurer for all Funds in the Legg Mason fund complex and is authorized to sign on the Funds’ behalf.

11. Comment: In footnote (m) to the Schedule of Investments for WA High Income Opportunity Fund Inc. (from the Fund’s annual report for the period ending September 30, 2015) there is a reference to unfunded loan commitments. Please represent that the Fund reasonably believes that its assets will provide adequate coverage to satisfy all of its unfunded commitments.

Response: In response to the Staff’s comment, we note that the following disclosure is included within WA High Income Opportunity Fund Inc.’s Notes to Financial Statements (Note 1g):

“At September 30, 2015, the Fund had sufficient cash and/or securities to cover these commitments.”

12. Comment: Please refer to the AICPA expert panel minutes dated January 10, 2006 for a discussion of the disclosures that the SEC expects to see regarding unfunded commitments. Please confirm that any unrealized capital gains and losses relating to unfunded commitments run through the Funds’ net assets, if applicable.

Response: In response to the Staff’s comment, the Registrant confirms that unrealized appreciation or depreciation, if any, with respect to unfunded commitments is recognized within the Funds’ net assets, if applicable.

13. Comment: Western Asset Core Plus VIT Portfolio holds centrally cleared CDS. Please confirm that the Fund covers the full notional value of these swaps. Please confirm that this approach is being applied wherever applicable.

Response: In response to the Staff’s comment, we confirm that the Funds cover the market value adjusted notional value of any centrally cleared CDS contracts wherever applicable.

14. Comment: For Funds holding payment-in-kind (PIK) bonds, please disclose the cash and PIK bond rates in the security disclosure or in a footnote to the Schedule of Investments applicable to each holding that pays PIK.

Response: In response to the Staff’s comment, we confirm that the Funds disclose coupon rates for each security presented in the schedule of investments. In addition, while there is no requirement under Regulation S-X or U.S. GAAP, the Funds identify the securities in which the issuer has the option to pay interest in cash or additional debt securities (“PIK Securities”).

15. Comment: For variable rate securities, please consider disclosing the “terms of rate”, such as whether interest rates are linked to a base rate plus a spread, or whether there are floors on such rates.

Response: In response to the Staff’s comment, we confirm that the Funds disclose the most recent coupon rate for each variable rate security presented in the schedule of investments. In addition, while there is no requirement under Regulation S-X or U.S. GAAP to disclose the terms of the rate such as whether the interest rates are linked to a base rate plus a spread or whether there are floors on such rates, the Funds identify the securities as being variable rate securities.

16. Comment: In the Statement of Assets and Liabilities, please include a line item on the Fund’s balance sheet for contingent liabilities in accordance with Regulation S-X 6-04-15.

Response: Regulation S-X 6-03(l) permits the omission of separate captions in financial statements as to which the items and conditions are not present, or the amounts involved not significant. In response to the Staff’s comment, we confirm the Funds’ compliance with Regulation S-X 6-04-15.

17. Comment: For Western Asset Municipal High Income Fund Inc. (MHF), the total accrued expenses on balances as of October 31, 2015 represented 40% of the Fund’s total liabilities. Please confirm that all material liabilities have been disclosed in accordance with Regulation S-X 6-04-10.

Response: In response to the Staff’s comment, we confirm that all material liabilities have been disclosed in accordance with Regulation S-X 6-04-10.

18. Comment: In the Statement of Operations for WA US Treasury Obligations Portfolio, miscellaneous expenses exceed 5% of the Fund’s total expenses. Please confirm compliance with Regulation S-X 6-07, Item 2(b).

Response: In response to the Staff’s comment we confirm compliance with Regulation S-X 6-07, Item 2(b).

19. Comment: In the Notes to Financial Statements (generally), please confirm that the Funds are following the accounting and reporting requirements set forth in ASC 946.

Response: In response to the Staff’s comment we confirm that the Funds are following the accounting and reporting requirements set forth in ASC 946. Within the Notes to Financial Statements, each Fund discloses that it is registered under the Investment Company Act of 1940, as amended, as an open-end (or closed-end) management investment company and also discloses that significant accounting policies are consistently followed by the Fund in conformity with U.S. GAAP.

20. Comment: For Western Asset Global High Income Fund Inc. (EHI), in the Notes to Financial Statements shown in the Fund’s annual report for the period ending May 31, 2015, note 5 discusses an interest rate on a loan calculated at a variable rate based on LIBOR, plus any applicable margin. Please indicate which LIBOR rate this refers to (i.e., 1 month, 3 month etc.)

Response: In response to the Staff’s comment we confirm that the Fund is in compliance with the disclosure requirements of Regulation S-X and the material terms of the line of credit are disclosed.

21. Comment: We note that the Funds’ investment manager can recapture amounts waived in certain circumstances. Please describe the total amounts subject to recapture. This comment applies to WA California Municipals Fund, as well as others.

Response: As described in Note 2 within the Notes to Financial Statements for Funds that are a series of Western Asset Funds, Inc., the investment manager is permitted to recapture amounts waived and/or reimbursed to a class within two years after the fiscal year in which the investment manager earned the fee or incurred the expense if the class’ total annual operating expenses have fallen to a level below the expense limitation in effect at the time the fees were earned or the expenses incurred. The total amounts subject to recapture and the respective dates of expiration are detailed within Note 2.

As described in Note 2 within the Notes to Financial Statements for Funds that are a series of Legg Mason Partners Income Trust, Legg Mason Partners Institutional Trust, or Legg Mason Partners Variable Income Trust, the investment manager is permitted to recapture amounts waived and/or reimbursed to a class during the same fiscal year if the class’ total annual operating expenses have fallen to a level below the expense limitation in effect at the time the fees were earned or the expenses incurred. The total amount waived during the current fiscal year that would have been subject to recapture (and was not recaptured) is disclosed within the Statement of Operations and Note 2 and Note 5 within the Notes to Financial Statements.

22. Comment: Please confirm for the Staff if the Funds have appropriately disclosed all related party transactions and related policies and programs within the Notes to Financial Statements in compliance with ASC 850-10-50. Specifically confirm to the Staff if the Funds have executed any trades under Rule 17a-7 and, if so, please make sure such disclosure appears (and, if not, explain why).

Response: Certain Funds have executed trades under Rule 17a-7 and disclosure of those transactions was added within the applicable Funds’ annual and semi-annual reports effective for the January 31, 2016 reporting cycle. In response to the Staff’s comment we confirm that the Funds have appropriately disclosed all other related party transactions and related policies and programs within the Notes to Financial Statements in compliance with ASC 850.

23. Comment: Please confirm to the Staff whether the Funds have implemented an interfund lending program, and if so, whether the required related disclosure is included.

Response: In response to the Staff’s comment we confirm that the Funds have not implemented an interfund lending program.

24. Comment: Please confirm to the Staff if the following types of transactions, to the extent known, have been appropriately disclosed in the Funds’ financial statements:

•	Transactions with shareholders of the Funds that are other Funds and that are advised by the same manager

•	Transactions with shareholders of record or known beneficial owners of greater than 10% of the voting interests of a Fund

•	Transactions with other shareholders that are deemed to be affiliates of the Fund, including management.

Response: In response to the Staff’s comment we confirm that the aforementioned types of transactions, to the extent known, have been appropriately disclosed in the Funds’ financial statements.

*        *        *

In connection with the responses provided above, the Registrants furnish a “Tandy” representation letter as Appendix A hereto.

Please call Thomas C. Mandia (203-703-7038) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Thomas C. Mandia
Name:	Thomas C. Mandia
Title:	Assistant Secretary

Schedule I

Registrant Number	Central Index Key (CIK)	Registrant/Fund Name
811-07396	CIK - 895523	Western Asset Managed High Income Fund Inc.
811-07920	CIK - 910068	Western Asset High Income Opportunity Fund Inc.
811-06740	CIK - 889512	Legg Mason Partners Institutional Trust
811-04052	CIK - 747576	Legg Mason Partners Money Market Trust
811-05812	CIK - 850628	Legg Mason Partners Premium Money Market Trust
811-06310	CIK - 874835	Legg Mason Partners Variable Income Trust
811-21337	CIK - 1228509	Western Asset Global High Income Fund Inc.
811-07994	CIK - 911638	Western Asset Global Partners Income Fund Inc.
811-22294	CIK - 1462586	Western Asset Investment Grade Defined Opportunity Trust Inc.
811-06629	CIK - 886043	Western Asset Managed Municipals Fund Inc.
811-22582	CIK - 1525355	Western Asset Middle Market Income Fund Inc.
811-22734	CIK - 1555085	Western Asset Middle Market Debt Fund Inc.
811-22369	CIK - 1478102	Western Asset Mortgage Defined Opportunity Fund Inc.
811-22265	CIK - 1454021	Western Asset Municipal Defined Opportunity Trust Inc.
811-05497	CIK - 830487	Western Asset Municipal High Income Fund Inc.
811-07362	CIK - 894351	Western Asset Municipal Partners Fund Inc.
811-10603	CIK - 1163792	Western Asset Premier Bond Fund
811-21609	CIK - 1299393	Western Asset Variable Rate Strategic Fund Inc.
811-08092	CIK - 914035	Western Asset Worldwide Income Fund Inc.
811-21477	CIK - 1267902	Western Asset Claymore Inflation Linked Opportunities Income Fund
811-21403	CIK - 1254370	Western Asset Claymore Inflation Linked Securities Income Fund
811-04254	CIK - 764624	Legg Mason Partners Income Trust
811-21343	CIK - 1227862	Western Asset Emerging Markets Debt Fund Inc.
811-07686	CIK - 902978	Western Asset Emerging Markets Income Fund Inc.
811-06110	CIK - 863520	Western Asset Funds Inc.
811-22334	CIK- 1472341	Western Asset Global Corporate Defined Opportunity Fund Inc.
811-08709	CIK - 1058239	Western Asset High Income Fund II Inc.
811-22444	CIK -1497186	Western Asset High Yield Defined Opportunity Fund Inc.
811-02351	CIK - 75398	Western Asset Income Fund
811-06506	CIK - 882300	Western Asset Intermediate Muni Fund Inc.
811-22910	CIK - 1591167	Legg Mason Global Asset Management Variable Trust
811-21128	CIK - 1176343	Legg Mason Partners Variable Equity Trust

APPENDIX A

June 14, 2016

VIA EDGAR

Megan Miller and Lauren Hamilton

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Dear Mses. Miller and Hamilton:

On behalf of the Registrants listed on Schedule I hereto (each a “Registrant”), the undersigned acknowledges that, with respect to filings made by the Registrant with the Securities and Exchange Commission (the “Commission”) and reviewed by its staff (the “Staff”):

(a)	Each Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	The Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Thomas C. Mandia
Name:	Thomas C. Mandia
Title:	Assistant Secretary

Schedule I

Registrant Number	Central Index Key (CIK)	Registrant/Fund Name
811-07396	CIK - 895523	Western Asset Managed High Income Fund Inc.
811-07920	CIK - 910068	Western Asset High Income Opportunity Fund Inc.
811-06740	CIK - 889512	Legg Mason Partners Institutional Trust
811-04052	CIK - 747576	Legg Mason Partners Money Market Trust
811-05812	CIK - 850628	Legg Mason Partners Premium Money Market Trust
811-06310	CIK - 874835	Legg Mason Partners Variable Income Trust
811-21337	CIK - 1228509	Western Asset Global High Income Fund Inc.
811-07994	CIK - 911638	Western Asset Global Partners Income Fund Inc.
811-22294	CIK - 1462586	Western Asset Investment Grade Defined Opportunity Trust Inc.
811-06629	CIK - 886043	Western Asset Managed Municipals Fund Inc.
811-22582	CIK - 1525355	Western Asset Middle Market Income Fund Inc.
811-22734	CIK - 1555085	Western Asset Middle Market Debt Fund Inc.
811-22369	CIK - 1478102	Western Asset Mortgage Defined Opportunity Fund Inc.
811-22265	CIK - 1454021	Western Asset Municipal Defined Opportunity Trust Inc.
811-05497	CIK - 830487	Western Asset Municipal High Income Fund Inc.
811-07362	CIK - 894351	Western Asset Municipal Partners Fund Inc.
811-10603	CIK - 1163792	Western Asset Premier Bond Fund
811-21609	CIK - 1299393	Western Asset Variable Rate Strategic Fund Inc.
811-08092	CIK - 914035	Western Asset Worldwide Income Fund Inc.
811-21477	CIK - 1267902	Western Asset Claymore Inflation Linked Opportunities Income Fund
811-21403	CIK - 1254370	Western Asset Claymore Inflation Linked Securities Income Fund
811-04254	CIK - 764624	Legg Mason Partners Income Trust
811-21343	CIK - 1227862	Western Asset Emerging Markets Debt Fund Inc.
811-07686	CIK - 902978	Western Asset Emerging Markets Income Fund Inc.
811-06110	CIK - 863520	Western Asset Funds Inc.
811-22334	CIK - 1472341	Western Asset Global Corporate Defined Opportunity Fund Inc.
811-08709	CIK - 1058239	Western Asset High Income Fund II Inc.
811-22444	CIK - 1497186	Western Asset High Yield Defined Opportunity Fund Inc.
811-02351	CIK - 75398	Western Asset Income Fund
811-06506	CIK - 882300	Western Asset Intermediate Muni Fund Inc.
811-22910	CIK - 1591167	Legg Mason Global Asset Management Variable Trust
811-21128	CIK - 1176343	Legg Mason Partners Variable Equity Trust